Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278

March 1, 2023

EVERSOURCE ENERGY

Pricing Term Sheet

Issuer:	Eversource Energy
Security:	$750,000,000 5.45% Senior Notes, Series Z, Due 2028
Principal Amount:	$750,000,000
Maturity Date:	March 1, 2028
Coupon:	5.45%
Benchmark Treasury:	4.000% due February 29, 2028
Benchmark Treasury Price / Yield:	98-26 / 4.266%
Spread to Benchmark Treasury:	123 basis points
Yield to Maturity:	5.496%
Price to Public:	99.803% of the principal amount
Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing on September 1, 2023
Redemption Provisions:	Make-whole call at any time prior to February 1, 2028 (one month prior to the Maturity Date) at a discount rate of Treasury plus 20 basis points and on or after such date at par
Trade Date:	March 1, 2023
Settlement Date*:	March 6, 2023 (T+3)
CUSIP / ISIN:	30040W AT5 / US30040WAT53
Expected Ratings**:	Baa1 (Moody’s); BBB+ (S&P); BBB+ (Fitch)
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle T+3 (on March 6, 2023) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC collect at (212) 834-4533; Mizuho Securities USA LLC toll-free at (866) 271-7403; Morgan Stanley & Co. LLC toll-free at (866) 718-1649; U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.